Mark Hammer · 3rd

Chief Executive Officer at Hammer Appraisal LLC

Los Angeles Metropolitan Area · 68 connections · **Contact info**

Planted Recovery

 **University of California, Lo**
Angeles

Experience

Board Member

Planted Recovery · Part-time

Mar 2019 – Present · 2 yrs

Member of recovery community since 1984 assisting hundreds in achieving recovery. Took leadership roles in national and international conventions. Chaired South Bay Los Angeles area outreach to hospitals and institutions.

Chief Executive Officer

Hammer Appraisal LLC · Full-time

Dec 1999 – Present · 21 yrs 3 mos

Built partnerships with major lenders active in the Southern California region. Trained and managed appraisal staff. Developed leaders who have since become friendly competitors. Hammer Appraisal has provided 20+ years of continuous outstanding service.

Education

 **University of California, Los Angeles**

Philosophy

Interests

 **University of California, Los Angeles**
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